Exhibit 99.5

RELATED PARTY TRANSACTIONS POLICY

1. Introduction. The Board of Directors of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) has adopted this Related Party Transactions Policy (the “Policy”) to ensure that all Related Party Transactions (as defined below) shall be subject to review and approval or ratification in accordance with the procedures set forth below.

2. Definitions. For purposes of this Policy, the following terms shall have the following meanings:

“Immediate Family Member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and any person (other than a tenant or an employee) sharing the household of such person.

“Related Party” means any person who is or was (since the beginning of the last fiscal year for which the Company has filed an Annual Report on Form 20-F, even if such person does not presently serve in that role) an executive officer, director or nominee for director of the Company, any shareholder owning more than 5% of any class of the company’s voting securities, or an Immediate Family Member of any such person.

“Related Party Transaction” means any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Company or any of its subsidiaries is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any Related Party has or will have a direct or indirect material interest. This also includes any material amendment or modification to an existing Related Party Transaction.

3. Procedures. It is the responsibility of the Audit Committee of the Board (the “Committee”) to administer this Policy.

Prior to entering into a potential Related Party Transaction, the Related Party (or if the Related Party is an Immediate Family Member of an executive officer or director of the Company, such executive officer or director) shall notify the Company’s Chief Financial Officer in writing of the facts and circumstances of the proposed transaction. The Chief Financial Officer will undertake an evaluation of whether the proposed transaction would constitute a Related Party Transaction that requires approval of the Committee in accordance with this policy. In conducting this evaluation, the Chief Financial Officer may consult with other members of management and/or outside counsel as necessary or appropriate. If the evaluation determines that the proposed transaction would constitute a Related Party Transaction, the Chief Financial Officer will report the Related Party Transaction, together with a summary of the material facts, to the Committee for consideration at the next regularly scheduled Committee meeting.

The Committee shall review all of the relevant facts and circumstances of all Related Party Transactions that require the Committee’s approval and either approve or disapprove of the entry into the Related Party Transaction, subject to the exceptions described below. In determining whether to approve or ratify a Related Party Transaction, the Committee shall take into account, among other factors it deems appropriate, (i) whether the transaction was undertaken in the ordinary course of business of the Company, (ii) whether the Related Party Transaction was initiated by the Company, a subsidiary or the Related Party, (iii) whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party, (iv) the purpose of, and the potential benefits to the Company of, the Related Party Transaction, (v) the approximate dollar value of the amount involved in the Related Party Transaction, particularly as it relates to the Related Party, (vi) the Related Party’s interest in the Related Party Transaction and (vii) any other information regarding the Related Party Transaction or the Related Party that would be material to investors in light of the circumstances of the particular transaction.

The Committee shall review all relevant information available to it about the Related Party Transaction and either approve or disapprove entry into the Related Party Transaction. The Committee may approve the Related Party Transaction only if the Committee determines in good faith that the transaction is not inconsistent with the interests of the Company and its shareholders. The Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Party in connection with the approval of the Related Party Transaction.

If a Related Party Transaction involves a Related Party who is a director or an Immediate Family Member of a director, such director may not participate in any discussion or vote regarding approval or ratification of approval such transaction. However, such director shall provide all material information concerning the Related Party Transaction to the Committee. Such director may be counted in determining the presence of a quorum at a meeting of the Committee that considers such transaction.

If the Chief Financial Officer determines it is impractical or undesirable to wait until a Committee meeting to consummate a Related Party Transaction, the chairman of the Committee may review and approve the Related Party Transaction in accordance with the procedures set forth herein. Any such approval (and the rationale for such approval) must be reported to the Committee at the next regularly scheduled Committee meeting.

If the Company becomes aware of a Related Party Transaction that has not been approved under this Policy, the Related Party Transaction shall be reviewed in accordance with the procedures set forth herein and, if the Committee determines it to be appropriate, ratified at the Committee’s next regularly scheduled meeting. In any case where the Committee determines not to ratify a Related Party Transaction that has been commenced without approval, the Committee may direct additional actions including, but not limited to, immediate discontinuation or rescission of the transaction, or modification of the transaction to make it acceptable for ratification. In addition, the Committee shall examine the facts and circumstances regarding the failure to report a Related Party Transaction for approval under this Policy and shall take any action it deems appropriate as a result.

4. Ongoing Transactions. If a Related Party Transaction will be ongoing, the Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Committee, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the Committee’s guidelines and that the Related Party Transaction remains appropriate.

5. Standing Pre-Approval for Certain Interested Transactions. The Committee has reviewed the types of Related Party Transactions described below and determined that each of the following types of Related Party Transactions shall be deemed to be pre-approved or ratified, as applicable, by the Committee, even if the aggregate amount involved will exceed $120,000, unless specifically determined otherwise by the Committee. In connection with each regularly scheduled meeting of the Committee, a summary of each new Related Party Transaction deemed pre-approved pursuant to this paragraph shall be provided to the Committee for its review.

5.1 Employment of executive officers. Any employment relationship or transaction between the Company and an executive officer of the Company or any of its subsidiaries, and any related compensation solely resulting from that employment relationship or transaction, if:

(a) the related compensation is reported in the Company’s Annual Report on Form 20-F pursuant to Items 6.B, 6.E.2, and 6.F of Form 20–F (generally applicable to “named executive officers”); or

(b) the executive officer is not an Immediate Family Member of another executive officer or director of the Company, the related compensation would be reported in the Company’s Annual Report on Form 20-F pursuant to Items 6.B, 6.E.2, and 6.F of Form 20–F if the executive officer was a “named executive officer,” and the Company’s Compensation Committee approved (or recommended that the Board approve) such compensation; or

(c) the transaction involves the recovery of erroneously awarded compensation, computed as provided in Rule 5608(b) of the Nasdaq Listing Rules and Section 10D–1(b)(1)(iii) of the Securities Exchange Act of 1934, that is disclosed pursuant to Items 6.B, 6.E.2, and 6.F of Form 20–F.

5.2 Director compensation. Any compensation paid to a member of the Board if the compensation is reported in the Company’s Annual Report on Form 20-F pursuant to Items 6.B, 6.E.2, and 6.F of Form 20–F.

5.3 Certain transactions with other companies. Any transaction with another company at which a Related Party’s only relationship is as (i) an employee (other than an executive officer) or director, (ii) a beneficial owner of less than 10%, together with his or her Immediate Family Members, of that company’s outstanding equity, or (iii) in the case of partnerships, a limited partner, if the limited partner, together with his or her Immediate Family Members, has an interest of less than 10% and the limited partner does not hold another position in the partnership, if the aggregate amount involved does not exceed the greater of $1,000,000 or two percent of the other company’s consolidated gross revenues.

5.4 Certain charitable contributions. Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Party’s only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $1,000,000 or two percent of the charitable organization’s total revenues.

5.5 Transactions where all shareholders receive proportional benefits. Any transaction where the Related Party’s interest arises solely from the ownership of a class of equity securities of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis.

5.6 Certain banking-related services. Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

5.7 Indemnification. Indemnification and advancement of expenses made pursuant to the Company’s Memorandum and Articles of Association, as amended, or pursuant to any agreement.

6. Existing Policies and Procedures.

6.1 Related Party Transactions must also comply with the Company’s existing policies and procedures, including the Code of Ethics and Business Conduct and Insider Trading Policy.

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